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[CERAGON NETWORKS LOGO]



FOR IMMEDIATE RELEASE


        CERAGON NETWORKS(TM) INTRODUCES SPECTRALLY EFFICIENT FIBEAIR(TM)
                         1528 BROADBAND WIRELESS SYSTEM

     FIBEAIR PRODUCT FAMILY EXPANDED TO SUPPORT MULTIPLE MODULATION SCHEMES

         TEL AVIV, ISRAEL, MARCH 20, 2001 - Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today announced at CTIA Wireless 2001 the expansion of the FibeAir product family to utilize multiple modulation schemes, including 16, 32 and 128 QAM. Extending the FibeAir product family's modulation schemes enables service providers to optimize their wireless deployments to easily meet the emerging needs of the metropolitan area market.

         This announcement coincides with the introduction of Ceragon's new FibeAir 1528 system. The FibeAir 1528 is an OC-3/STM-1 broadband wireless networking product that utilizes a 128 QAM modulation scheme.

         Broadband wireless service providers can now benefit from having a modular product family with 16, 32, and 128 QAM modems. The extended FibeAir product family increases the flexibility of Ceragon's offering by giving service providers a wide series of solutions according to capacity, range and bandwidth requirements, while supporting FCC and ETSI standards. FibeAir products now enable broadband wireless service providers to choose either the 16 QAM modem, for increased range, or the new 128 QAM modem for increased spectral efficiency.

         "Ceragon's vision has always been to provide modularity in our products so our clients can build networks that meet their needs," said Shraga Katz, president and CEO, Ceragon Networks. "Service providers can now deploy a combination of FibeAir systems according to power, range and bandwidth requirements."

         "To survive in today's market, service providers need all the flexibility and long-term value they can get from their networks," said Paul Kellett, senior director, research, Pioneer Consulting, LLC. "Systems that support multiple modulation schemes give providers flexibility in power, range and spectral efficiency that allows them to generate maximum value from their network investments."

         The FibeAir family now offers 45 Mbps (DS-3) over 12.5/14 MHz channel, 155 Mbps (OC-3/STM-1) over 28 MHz channel, 155 Mbps (OC-3/STM-1) over 50/56 MHz channel, 311 Mbps (2 OC-3/2 STM-1) over 50/56 MHz channel, and 622 Mbps (OC-12/STM-4) over 100/110 MHz channel.


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CERAGON INTRODUCES FIBEAIR 1528--2


         Designed with the same modular and scalable architecture as the rest of the FibeAir product family, the FibeAir 1528 integrates multiple applications over various frequencies, while complying with all major global standards. FibeAir 1528 is managed by CeraView(TM), Ceragon's powerful SNMP based GUI network management software.

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in the 38 GHz frequency band, the first to commercially deploy a wireless 311 Mbps system and the first to announce the high-frequency wireless Gigabit Ethernet. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.

The names Ceragon Networks(TM) and the names FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.


Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contact:          Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  pr@ceragon.com


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